# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FIGS, Inc., CIK 0001846576
CUSIP: 30260D103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2834 COLORADO AVENUE, SUITE 100, SANTA MONICA, California (CA), 90404
Date of event which requires filing of this statement: 02/26/2025
Amends the filing with accession number 0000950103-24-018560
Filed by CIK 0001017918
Persons authorized to receive notices and communications: Patrick M. Patalino, Baron Capital Group, Inc., 767 Fifth Avenue, 49th Floor, New York, New York (NY), 10153, (212) 583-2119

## Reporting persons
- BAMCO INC /NY/ (CIK 0001017918): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: bank loan (BK); sole voting power 27,833,825; shared voting power 23,327,945; sole dispositive power 27,833,825; shared dispositive power 24,554,051; aggregate amount beneficially owned 52,387,876 (32.43% of the class)
- Baron Capital Management, Inc (CIK 0000790504): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,283,708; sole dispositive power 0; shared dispositive power 6,283,708; aggregate amount beneficially owned 6,283,708 (3.89% of the class)
- Ronald Baron (CIK 0001012688): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 27,833,825; shared voting power 29,611,653; sole dispositive power 0; shared dispositive power 58,671,584; aggregate amount beneficially owned 58,671,584 (36.32% of the class)
- Baron Capital Group, Inc: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 27,833,825; shared voting power 29,611,653; sole dispositive power 0; shared dispositive power 58,671,584; aggregate amount beneficially owned 58,671,584 (36.32% of the class)
- Baron Growth Fund (CIK 0000810902): type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 12,368,569; sole dispositive power 0; shared dispositive power 12,368,569; aggregate amount beneficially owned 12,368,569 (7.66% of the class)
- Baron Focused Growth Fund (CIK 0001217673): type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 8,493,569; sole dispositive power 0; shared dispositive power 8,493,569; aggregate amount beneficially owned 8,493,569 (5.26% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: FIGS, Inc.
Address of issuer's principal executive offices: 2834 COLORADO AVENUE, SUITE 100, SANTA MONICA, California (CA), 90404
Comment: This Amendment No. 4 (this "Amendment") amends and supplements that statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on December 31, 2024 (the "Original Schedule 13D"), as amended by the Amendment No. 1, filed on January 7, 2025 ("Amendment No. 1"), the Amendment No. 2, filed on January 14, 2025 ("Amendment No. 2") and the Amendment No. 3, filed on February 21, 2025 ("Amendment No. 3" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment, the "Schedule 13D"), that relates to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of FIGS, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 2834 Colorado Avenue, Suite 100, Santa Monica, California 90404. Except as provided herein, all Items of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3) remain unchanged and this Amendment does not modify any information previously reported on the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Scheduled 13D (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3) is hereby amended and supplemented to include the following:

Stockholders Agreement

On February 26, 2025, Baron Capital Management, Inc. ("BCM") and BAMCO (together with BCM, "Baron") entered into a Stockholders Agreement with the Issuer (the "Stockholders Agreement") pursuant to the terms of the Binding Term Sheet dated as of January 13, 2025 (as previously filed). Pursuant to the Stockholders Agreement, the parties agreed to certain standstill restrictions, transfer restrictions, voting cutbacks and registration rights provisions, as summarized below.

Standstill Restrictions

From and after January 13, 2025 until the date that Baron and its affiliates (collectively, the "Stockholder Group") cease to hold at least 17.5% of the outstanding shares of the Class A Common Stock, Baron agrees that it will not, and it will cause its affiliates not to, purchase any equity securities of the Issuer without the Issuer's prior written consent. This restriction does not apply to the shares of Class A Common Stock that Baron has acquired under the Agreement.

Additionally, from January 13, 2025 until the earlier to occur of (i) the time and date of the Final Conversion Event (as defined in Section 7.4 of Article IV.A. of the Amended and Restated Certificate of Incorporation of the Issuer dated June 1, 2021), (ii) the date that Catherine Spear ceases to be the Chief Executive Officer or Co-Chief Executive Officer of the Issuer and (iii) the date that the Stockholder Group ceases to hold at least 17.5% of the outstanding shares of Class A Common Stock (such period, the "Standstill Period"), the Stockholder Group agrees to abide by certain other standstill restrictions, including restrictions on participating in a proxy contest and engaging in or facilitating extraordinary transactions with the Issuer (subject to certain limited exceptions).

Transfer Restrictions

During the Standstill Period, the Stockholder Group agrees that it will not transfer any of the Put-Call Shares, except under certain circumstances, including (i) with the Issuer's prior written consent, (ii) to a wholly owned subsidiary of BCM or any other entity controlled or managed by BAMCO or a subsidiary thereof or (iii) in connection with a redemption of interests by an investor in an entity holding Put-Call Shares.

Voting Cutback

The Stockholder Group is entitled to vote up to twenty-five percent (25%) of the Issuer's then-outstanding shares of Class A Common Stock (the "Voting Threshold"), in its sole and absolute discretion. During the Standstill Period, however, any Put-Call Shares that it owns in excess of the Voting Threshold must be voted in favor of all persons nominated to serve as directors of the Issuer by the board of directors of the Issuer.

Registration Rights

The Stockholders Agreement provides the Stockholder Group with customary demand, piggyback and shelf registration rights.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.5 Stockholders Agreement, dated as of February 26, 2025, by and among the Issuer, Baron Capital Management, Inc. and BAMCO, Inc.

## Signatures
- BAMCO INC /NY/: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (02/27/2025)
- Baron Capital Management, Inc: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (02/27/2025)
- Ronald Baron: /s/ Ronald Baron, Ronald Baron/Individually (02/27/2025)
- Baron Capital Group, Inc: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (02/27/2025)
- Baron Growth Fund: /s/ Ronald Baron, Ronald Baron/CEO (02/27/2025)
- Baron Focused Growth Fund: /s/ Ronald Baron, Ronald Baron/CEO (02/27/2025)